Exhibit 4.3
                                SECOND AMENDMENT
                     1997 OMNIBUS STOCK AND INCENTIVE PLAN
                     FOR CAPITAL SENIOR LIVING CORPORATION

     This Second Amendment to the 1997 Omnibus Stock And Incentive Plan For Capital Senior Living Corporation("Plan") is effective September 1, 1997.

                              W I T N E S S E T H:

     WHEREAS, Capital Senior Living Corporation ("Company") established the Plan effective September 1, 1997; and

     WHEREAS, Section 24(e) of the Plan authorizes the Committee to permit Outside Directors to exercise their Outside Director Options with shares, but does not limit the Committee's authority to impose limitations on the nature of the shares used to exercise the Outside Director Options nor the method of using shares in such exercise; and

     WHEREAS, under the terms of the Outside Director Options, the Committee has not expressly authorized the exercise of Outside Director Options through the surrender of shares, and thus has not limited its ability to impose limitations on manner in which shares which can be used to exercise the Option; and

     WHEREAS, the Committee, in the exercise of its broad discretion, has determined, from the inception of the Plan and as reflected in the terms of the Outside Director Options, that the use of shares to exercise the Outside Director Options is limited to the use of shares in what is commonly referred to as a "broker assisted exercise", where the payment of the option price is made with the proceeds realized by the Outside Director through the sale on the market of shares having a value equal to the option price; and

     WHEREAS, the Committee has recommended to the Board that the Plan be amended to more clearly reflect the consistent interpretation of the Committee described above; and

     WHEREAS, under and in accordance with Section 22 of the Plan, the Board has been granted the authority to amend the Plan, subject to certain limitations not present here, and this amendment does not require shareholder approval;

     WHEREAS, this Second Amendment is being executed on the date of hereof, subject to ratification by the Board, and if not ratified by the Board, this Second Amendment will be deemed void ab initio.

     NOW THEREFORE, The Plan Is Hereby Amended As Follows:

          I. Section 24(e) is amended by deleting from the second sentence everything after the words "paid in cash".

Dated 3rd day of December, 2003.

                                        CAPITAL SENIOR LIVING CORPORATION


                                        By:  /s/ Keith Johannessen
                                             President